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	September 14, 2018	SÃO PAULO
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VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Utility & Income Trust (the “Fund”)
(File Nos.: 333-223652; 811-21529)

Dear Mr. Orlic:

Thank you for your oral comments provided on August 30, 2018, regarding your review of Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, filed on July 19, 2018 (the “Amendment”), with the U.S. Securities and Exchange Commission (the “Commission”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Amendment will be reflected in Post-Effective Amendment No. 2 (“PEA2”) to the registration statement, which the Fund intends to file following your review of these responses. PEA2 will be marked to show all changes made since the filing of the Amendment.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

***

David Orlic

September 14, 2018

General

1.

Please confirm whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction described in the form of prospectus supplement for a common and preferred share rights offering contained in the Amendment (the “Rights Offering”).

The Fund obtained a conditional “no objections” letter from FINRA with respect to its shelf registration statement on July 24, 2018. The Fund has informed us that a “takedown” clearance for the Rights Offering will be obtained from FINRA in the form of a “415 No Objections Letter.” The Fund supplementally notes that the Rights Offering will not be subject to pre-offering review by FINRA.

2.

Please confirm that the Fund will submit the proposed financial terms of the Rights Offering to the Commission’s staff (the “Staff”) for review prior to requesting effectiveness of the Amendment or a further amendment thereto.

The Fund will submit a draft of the Prospectus Supplement for the Rights Offering, with indicative financial terms, confidentially via email concurrently with the filing of this letter. The Fund notes that these financial terms remain subject to approval by the pricing committee of the Fund’s board of trustees and, consequently, may change. The Fund represents, however, that such indicative financial terms represent a reasonable approximation of the terms the pricing committee of the Fund’s board of trustees is expected to consider.

3.	Please confirm whether the Fund expects to consummate the Rights Offering at a price above or below the net asset value (“NAV”) for the Fund’s Common Shares.

The Fund has informed us that it expects for the common share component of the subscription price in the Rights Offering to be below the NAV of the Fund’s Common Shares.

4.	Please consider removing the forms of prospectus supplements for offerings other than the Rights Offering in PEA2.

The Fund will make the requested change.

Prospectus Supplement

5.	Please revise the cover of the Prospectus Supplement to cross-reference the risk factors addressing leverage, consistent with disclosure on the cover of the base prospectus.

The Fund will make the requested change.

6.	Please revise footnote 2 to the pricing table to specify the estimated amount of Dealer Manager expenses that may be reimbursed by the Fund.

The Fund will make the requested change.

David Orlic

September 14, 2018

7.	Please revise the disclosure under the heading “Amount Available for Primary Subscription” to explain what is meant by the phrase “before expenses.”

The Fund will delete the phrase “before expenses” and add the following sentence: “The proceeds of the Rights offering will be reduced by the expenses. See ‘Use of Proceeds’.”

8.	Please revise the last paragraph under the heading “Use of Proceeds” to provide an estimate of the amount of proceeds that may be used for the purpose of redeeming the Series A Preferred Shares.

The Fund will revise the referenced paragraph as follows: “The Fund may also use approximately $2,358,700 of the net proceeds from the Rights offering to redeem the remaining Series A Preferred Shares outstanding.”

9.	In the section “Over-Subscription Privilege,” please address the following:

a.	Please confirm that there will be no secondary over-subscription shares issued in the Rights Offering.

The Fund confirms that there will be no secondary over-subscription shares issued in the Rights Offering.

b.

Please clarify the following disclosure: “The allocation process may involve a series of allocations in order to assure that the total number of Common Shares and Series B Preferred Shares available for over-subscriptions is distributed on a pro rata basis. Common Shares and Series B Preferred Shares acquired pursuant to the over-subscription privilege are subject to allotment.”

The Fund will delete the referenced disclosure.

10.	Please explain to us the role the Rights Agent plays in selling unexercised Rights.

The Rights Agent will sell Rights on behalf of Rights holders in the circumstances described in the Prospectus Supplement for the Rights Offering. In this capacity, the Rights Agent is acting as agent for Rights holders and is not conducting a secondary offering of additional Rights to the public.

11.	Please clarify the relevance of the methods of transfer of Rights included in the sixth paragraph under the heading “Method of Transferring Rights.”

The Fund will caption the first four paragraphs of the referenced section as “Sales on the NYSE American” and the remaining paragraphs of the referenced section as “Other Transfers.” The Fund notes that the subject matter of these disclosures are fairly typical and this method of distinguishing the various methods of transfer is consistent with other recent rights offerings. See, e.g., RMR Real Estate Income Fund, Definitive Prospectus filed August 18, 2017, at S-17-18; Tortoise MLP Fund, Inc., Definitive Prospectus filed June 19, 2018, at S-15-16.

12.	Please confirm whether the fees paid to the Rights Agent and to the Administrative Agent, respectively, are included in the estimated offering expenses.

David Orlic

September 14, 2018

The Fund confirms that such fees are included in the estimated offering expenses.

13.	The third paragraph under the heading “Payment for Shares” contains the following disclosure:

If a holder of Rights who acquires Common Shares and Series B Preferred Shares pursuant to the Subscription makes payment of an insufficient amount, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for Common Shares and Series B Preferred Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares and Series B Preferred Shares which could be acquired by such holder upon exercise of the Rights or over-subscription privilege; (iii) sell in the open market all or a portion of the Common Shares and Series B Preferred Shares purchased by the holder and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and Series B Preferred Shares and to enforce the relevant guarantee of payment.

a.	Please explain why prongs (i), (iii) and (iv) are necessary.

The Fund has informed us that prongs (i), (iii) and (iv) are necessary because Common Shares and Series B Preferred Shares may be issued before a Rights holder’s payment clears. For example, a Rights holder may provide a check on the Expiration Date, and that check may not have cleared at the time the Common Shares and Series B Preferred Shares are issued. The disclosure under prongs (i), (iii) and (iv) of the referenced paragraph addresses the Fund’s remedies in the situation where all or a portion of a Rights holder’s payment does not clear, and where the Fund would not be able to simply reduce the amount of Common Shares and Series B Preferred Shares to be issued to the Rights holder to cure the insufficient payment.

The Fund believes that these remedies are common in closed-end fund rights offerings and does not believe they raise any particularly novel issues. See, e.g., RMR Real Estate Income Fund, Definitive Prospectus filed August 18, 2017, at S-24-25; Tortoise MLP Fund, Inc., Definitive Prospectus filed June 19, 2018, at S-20.

b.	Please explain the Fund’s rationale for possibly selling subscribed-for and unpaid-for Common Shares and Series B Preferred Shares to investors other than Rights holders.

The Fund will revise prong (i) of the above disclosure as follows: “(i) find other Record Date Shareholders to purchase the subscribed-for and unpaid-for Common Shares and Series B Preferred Shares.”

c.	Please provide us with a supplementary analysis of how prong (iii) is consistent with the Securities Act.

The Subscription Certificate is a contractual obligation pursuant to which an exercising Rights holder agrees to purchase Common Shares and Series B Preferred Shares at the

David Orlic

September 14, 2018

Subscription Price. The Fund expects the Subscription Certificate to address remedies the Fund may pursue in the event the payment made by a Rights holder is insufficient, including remedies designed to address the situation explained in response to Comment #13(a), above. Prong (iii) represents one of these remedies – the exercising Rights holder, in effect, will authorize the Fund, as its agent, to sell subscribed for Common Shares and Series B Preferred Shares in the open market and apply the proceeds to amounts owed. The Fund expects that any such sales would be executed through the Dealer Manager or the Rights Agent.

The Fund believes any such sales would be consistent with the Securities Act. Any Common Shares or Series B Preferred Shares sold in such a manner would be securities registered pursuant to the Fund’s registration statement and part of the “takedown” disclosed in the Prospectus Supplement. Moreover, this potential method of distribution for the Common Shares and Series B Preferred Shares is disclosed in the Prospectus Supplement as part of the referenced disclosure. In order to add additional clarity to this point, the Fund will add the following sentence to the “Distribution Arrangements” section of the Prospectus Supplement: “Following the Expiration Date, if a Rights holder has made insufficient payment for subscribed for Common Shares and Series B Preferred Shares that have been issued, the Rights Agent may sell in the open market all or a portion of the Common Shares and Series B Preferred Shares purchased by such Rights holder and apply the proceeds to the amounts owed to the Fund by such Rights holder.”

d.	Please explain what prong (iv) is intended to mean.

The Subscription Certificate is a contractual obligation pursuant to which an exercising Rights holder agrees to purchase Common Shares and Series B Preferred Shares at the Subscription Price. Prong (iv) simply means that the Fund may enforce that contract by, for example, suing the defaulting exercising Rights holder for any unpaid amounts, plus damages. The Fund believes that the language in prong (iv) is consistent with that used in other closed-end fund rights offerings and that it is not necessary to modify it. See, e.g., RMR Real Estate Income Fund, Definitive Prospectus filed August 18, 2017, at S-24-25; Tortoise MLP Fund, Inc., Definitive Prospectus filed June 19, 2018, at S-20.

Nonetheless, to add additional clarity to the last clause, the Fund will modify prong (iv) to read as follows: “(iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and Series B Preferred Shares and to enforce the exercising Rights holder’s relevant payment obligation.”

14.

The fifth paragraph under the heading “Payment for Shares” contains the following disclosure: “If the aggregate Subscription Price paid by a Record Date Shareholder exceeds the amount necessary to purchase the number of Common Shares and Series B Preferred Shares for which the Record Date Shareholder has indicated an intention to subscribe on the subscription certificate, then the Record Date Shareholder will be deemed to have exercised first the primary subscription Right (if not already fully exercised), and second the over-subscription privilege to the full extent of the excess payment tendered.” Please confirm that this disclosure reflects the Fund’s intent with respect to excess payments tendered.

David Orlic

September 14, 2018

The Fund confirms that this disclosure accurately reflects the Fund’s intent with respect to excess payments tendered and will be reflected in the Subscription Certificate. The Subscription Certificate is a contractual obligation and, given that the Subscription Price will be fixed, the Fund believes that this contractual term best serves the administration of the Rights Offering.

15.

The disclosure under the heading “Foreign Restrictions” is as follows: “Subscription Certificates will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States).” Please explain the basis on which the Fund believes that it may exclude foreign shareholders from participation in the Rights Offering.

The Fund will revise the referenced disclosure as follows to address the participation of foreign shareholders in the Rights Offering:

Subscription Certificates will be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) (the “Foreign Shareholders”). Foreign Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, who wish to exercise their Rights should contact the Fund, as described above under “Inquiries,” for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise their Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Rights Agent and follow the procedures described above under “Sales by Rights Agent.” If instructions from a Direct Foreign Shareholder to sell or exercise their Rights have not been received by 5:00 PM, Eastern Time, on [            ], 2018, five Business Days prior to the Expiration Date (or, if the subscription period is extended, on or before the fifth Business Day prior to the extended Expiration Date), the Rights Agent will attempt to sell such Rights in the open market. The net proceeds, if any, from the sale of such Rights will be remitted to the applicable Direct Foreign Shareholders. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

16.

In the first paragraph under the heading “Terms of the Series B Preferred Shares,” please delete the second sentence or revise it to reflect that the disclosure in this section is intended to be a summary of the material provisions of the Statement of Preferences.

The Fund will revise the referenced sentence as follows: “This is intended to be a summary of the material provisions of the Fund’s Statement of Preferences for the Series B Preferred Shares (the “Statement of Preferences”). Since this disclosure is only a summary, you should refer to the Statement of Preferences for a complete description of the obligations of the Fund and your rights.”

17.	Please revise the first sentence under “Voting Rights” to remove the suggestion that there are voting rights omitted from the disclosure.

David Orlic

September 14, 2018

The Fund respectfully submits that the referenced sentence will appear in the Statement of Preferences. The Fund will therefore preface this sentence with, “The Statement of Preferences provides that, except as . . .” The Fund supplementally confirms that the Prospectus Supplement and accompanying Prospectus detail the voting rights applicable to the Series B Preferred Shares in all material respects.

18.

The last paragraph under the heading “Puts and Redemptions” contains the following disclosure: “The cure period for 1940 Act asset coverage failures for the Series B Preferred Shares is 60 days and the excess amount that may be redeemed in the case of a 1940 Act asset coverage failure is 10% (i.e., the Fund may redeem an additional number of preferred shares, including Series B Preferred Shares, which, when aggregated with all other preferred shares redeemed by the Fund, permits the Fund to have with respect to the preferred shares, including Series B Preferred Shares, remaining outstanding after such redemption a 1940 Act asset coverage of as great as 220%).” Please explain how the Fund arrives at the 220% figure.

The Statement of Preferences will provide that the Fund, when conducing a mandatory redemption because of a 1940 Act asset coverage failure, may choose to redeem a sufficient number of preferred shares so that the Fund’s 1940 Act asset coverage for its preferred shares exceeds the required 200% minimum by 10%. 110% of the required 200% minimum is a 1940 Act asset coverage of 220%.

19.

The Staff notes that the heading “Rights Offering” and the related disclosure under such heading that had appeared in pre-effective amendment no. 1 to the Registration Statement does not appear in the Amendment. Please include this disclosure if the portion of the Subscription Price attributable to the Common Shares represents a discount to the Fund’s NAV.

The Fund will add the referenced disclosure to PEA2.

20.	Please revise the disclosure under the heading “Liquidity Risk” to indicate whether the Dealer Manager has any current intention to make a market in the Series B Preferred Shares.

The Fund will revise the referenced sentence as follows: “The Dealer Manager for the Rights offering may make a market in the Series B Preferred Shares; however, it has no obligation to do so and has no current intention to do so.”

21.	Please describe to us how the Subscription Price will be allocated between the Common Shares and the Series B Preferred Shares.

Rights holders will be required to surrender three Rights, plus the Subscription Price, to purchase one Common Share and one Series B Preferred Share. The Subscription Price will be comprised of a price for one Series B Preferred Share, plus a price for one Common Share. The price for the Series B Preferred Share will equal the stated liquidation preference of the Series B Preferred Shares, and the price for the Common Share will be established by the Fund’s Board of Trustees or a duly authorized committee thereof. The confidential draft of the Prospectus Supplement to be submitted in response to Comment #2 will demonstrate this methodology in relevant disclosure.

David Orlic

September 14, 2018

22.

The third paragraph under the heading “Distribution Arrangements” contains the following disclosure: “Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale Rights or Common Shares and Series B Preferred Shares to be acquired by it through purchasing and exercising Rights, at prices it sets.” Please provide an analysis of how this activity complies with Regulation M.

Transactions in the Rights are not subject to Rules 101 or 102 of Regulation M. See Frequently Asked Questions About Regulation M, Division of Market Regulation: Staff Legal Bulletin No. 9 (Oct. 27, 1999, rev. Sept. 10, 2010), available at https://www.sec.gov/interps/legal/mrslb9.htm. Additionally, the referenced transactions in the Common Shares and Series B Preferred Shares are excepted from Rule 101(a) and Rule 102(a) of Regulation M by Rule 101(b)(9) and Rule 102(b)(5) of Regulation M, respectively.

23.	Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

We will provide the requested form of legal opinion with the draft of the Prospectus Supplement submitted in response to Comment #2.

* * * * * * *

David Orlic

September 14, 2018

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon